SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )

GLOBAL SELF STORAGE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37955N106
(CUSIP Number)

John F. Ramirez, Esq.
Global Self Storage, Inc.
11 Hanover Square
New York, NY 10005
212-785-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2016
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37955N106	Page 1 of 1 Page

1	Names of Reporting Persons Mark C. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	30,460 Shares
	8	Shared Voting Power	371,419 Shares
	9	Sole Dispositive Power	30,460 Shares
	10	Shared Dispositive Power	371,419 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		401,879 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		5.3%
14	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer.

 This Schedule 13D relates to the shares of common stock ("Shares") of Global Self Storage, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background.

(a)– (c)	This Schedule 13D is being filed by Mark C. Winmill (the "Reporting Person"), 11 Hanover Square, New York, NY 10005.

 The Reporting Person is a director or manager, Chairman of the Board, President, and Chief Executive Officer of the Issuer and its subsidiaries and Tuxis Corporation (a real estate company) ("Tuxis") and its subsidiaries. He is Vice President of Dividend and Income Fund, Foxby Corp., and Midas Series Trust (registered investment companies) and Chief Investment Strategist of Bexil Advisers LLC and Midas Management Corporation (registered investment advisers). He is Executive Vice President and a director of Winmill & Co. Incorporated (a holding company) ("Winco"). He is a principal of Bexil Securities LLC and Midas Securities Group, Inc. (registered broker-dealers) ("Midas Securities"). He is Vice President of Bexil Corporation (a holding company) ("Bexil").

(d) None.

(e) None.

(f) Mark C. Winmill is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

    The Reporting Person used personal funds to acquire 30,460 directly owned Shares. The Reporting Person is a director, Chairman of the Board, President, and Chief Executive Officer of Tuxis and may be deemed to have indirect beneficial ownership of 223,766 Shares directly owned by Tuxis.  The Reporting Person is a trustee of the Winmill Family Trust, which owns all of the voting stock of Winco, and may be deemed to have indirect beneficial ownership of 128,227 Shares directly owned by Winco. Additionally, Midas Securities, a wholly owned subsidiary of Winco, directly owns approximately 19% of Tuxis' outstanding shares of common stock and may be deemed to have indirect beneficial ownership of the Shares directly owned by Tuxis. The Reporting Person also is a trustee of the Michael M. George Trust and may be deemed to have indirect beneficial ownership of 15,000 Shares directly owned by the Michael M. George Trust.  Lastly, the Reporting Person has discretionary authority over 4,426 Shares directly owned by Sarah J. Winmill, his mother, and may be deemed to have indirect beneficial ownership of such Shares. The Reporting Person disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by Tuxis, the Winmill Family Trust, Winco, Midas Securities, the Michael M. George Trust, and Sarah J. Winmill.

Item 4. Purpose of Transaction.

    The Reporting Person acquired his Shares for investment purposes.

    Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5. Interest in Securities of the Issuer.

(a)
As of December 30, 2016, the Reporting Person believes there are 7,619,469 Shares outstanding. As of such date, the Reporting Person may be deemed to be the beneficial owner of 401,879 Shares which constitute approximately 5.3% of the outstanding Shares. The Reporting Person disclaims beneficial ownership of the Shares owned by Tuxis, Winco, the Michael M. George Trust, and Sarah J. Winmill.

(b)	The Reporting Person has sole power to vote and to dispose of 30,460 Shares and shared power to vote and dispose of 371,419 Shares.

(c)	Since November 1, 2016, the following transactions were effected in the Shares by the Reporting Person, Tuxis, Winco, the Michael M. George Trust, and Sarah J. Winmill:

Name	Date	Transaction	Number of Shares	Price per Share	Where and How Transaction Effected
Winco	11/21/2016	Buy	358	$ 4.85	See Note 1
Reporting Person	11/30/2016	Buy	1,000	$ 5.00	Open Market Purchase
Tuxis	12/30/2016	Acquisition	202,703	$ 4.81	See Note 2

1. On November 21, 2016, Winco acquired 358 Shares from Bexil.
2. On December 30, 2016, the Issuer completed the acquisition of all of the membership interests of certain Tuxis subsidiaries for, among other consideration, 202,703 unregistered and restricted Shares.

(d)
Tuxis, Winco, the Michael M. George Trust, and Sarah J. Winmill have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective directly owned Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

    The Reporting Person is a director, Chairman of the Board, President, and Chief Executive Officer of the Issuer and Tuxis, a trustee of the Winmill Family Trust, which owns all of the voting stock of Winco, a director and Executive Vice President of Winco, a trustee of the Michael M. George Trust, and has discretionary authority by power of attorney over Shares directly owned by Sarah J. Winmill, his mother.  Additionally, Midas Securities, a wholly owned subsidiary of Winco, directly owns approximately 19% of Tuxis' outstanding shares of common stock. The Reporting Person may be deemed to be a controlling person of the Issuer, Tuxis, the Winmill Family Trust, Winco, Midas Securities, the Michael M. George Trust, and the Shares directly owned by Sarah J. Winmill.

Item 7. Materials to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

By: /s/Mark C. Winmill
Name: Mark C. Winmill